Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

Extensions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

30225Y 101
(CUSIP Number)

Extensions, Inc., 770 South Post Oak Dr, Houston, TX 77056
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 19, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition
that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e),
240.13d–1(f) or 240.13d–1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this
form with respect to the subject class of securities, and for any subsequent amendment
containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"
for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject
to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

(1) Names of reporting persons:		CSR Trust
(2) Check the appropriate box if a member of a group	(a)	X
(see instructions)	(b)	
(3) SEC use only		
(4) Source of funds (see instructions)		WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		
(6) Citizenship or place of organization		United States
Number of shares beneficially owned by each reporting person with:		
(7) Sole voting power		152,000,000 Common 1,000,000 Preferred A
(8) Shared voting power		0
(9) Sole dispositive power		152,000,000 Common 1,000,000 Preferred A
(10) Shared dispositive power		0
(11) Aggregate amount beneficially owned by each reporting person		152,000,000 Common 1,000,000 Preferred A
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		X
(13) Percent of class represented by amount in Row (11)		17.1% Common 50% Preferred A
(14) Type of reporting person (see instructions)		OO

(1) Names of reporting persons:		CMR Trust
(2) Check the appropriate box if a member of a group	(a)	X
(see instructions)	(b)	
(3) SEC use only		
(4) Source of funds (see instructions)		WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		
(6) Citizenship or place of organization		United States
Number of shares beneficially owned by each reporting person with:		
(7) Sole voting power		152,000,000 Common 1,000,000 Preferred A
(8) Shared voting power		0
(9) Sole dispositive power		152,000,000 Common 1,000,000 Preferred A
(10) Shared dispositive power		0
(11) Aggregate amount beneficially owned by each reporting person		152,000,000 Common 1,000,000 Preferred A
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		X
(13) Percent of class represented by amount in Row (11)		17.1% Common 50% Preferred A
(14) Type of reporting person (see instructions)		OO

(1) Names of reporting persons:		Mary Reynolds
(2) Check the appropriate box if a member of a group	(a)	X
(see instructions)	(b)	
(3) SEC use only		
(4) Source of funds (see instructions)		WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		
(6) Citizenship or place of organization		United States
Number of shares beneficially owned by each reporting person with:		
(7) Sole voting power		304,000,000
(8) Shared voting power		0
(9) Sole dispositive power		304,000,000
(10) Shared dispositive power		0
(11) Aggregate amount beneficially owned by each reporting person		304,000,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		
(13) Percent of class represented by amount in Row (11)		34.2% Common 100% Preferred A
(14) Type of reporting person (see instructions)		IN

Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of shares of Common Stock and shares of Preferred A Stock (the "Shares") of Extensions, Inc., whose principal executive offices are located at:

770 South Post Oak Ln
Suite 330
Houston, TX 77056

Item 2. Identity and Background.

CSR Trust is an irrevocable trust established in the United States whose business address is c/o Cutler Law Group, 3206 W. Wimbledon, Augusta, GA 30909. Mary Reynolds is its trustee. CMR Trust is an irrevocable trust established in the United States whose business address is c/o Cutler Law Group, 3206 W. Wimbledon, Augusta, GA 30909. Mary Reynolds is its trustee. During the last five years, CSR Trust, CMR Trust and their affiliates have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Mary Reynolds is a United States citizen whose business address is c/o Cutler Law Group, 3206 W. Wimbledon, Augusta, GA 30909. Her principal occupation is as a private investor. During the last five years, she has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares in consideration for cash paid out of the working capital of each of the trusts.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to acquire additional shares of

Common Stock in the open market or through a private transaction, or to sell any or all shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

The Reporting Person beneficially owns the amount and type of shares first reported in Part II of the Cover Page hereto, hereby incorporated by this reference into this Item 5. The Reporting person has sole voting and disposition rights to all shares reported. During the past sixty days, no transactions in the class of securities reported were effected by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 8, 2009

\s\ Mary Reynolds
Mary Reynolds

CSR Trust

By: \s\ Mary Reynolds
Mary Reynolds, Trustee

CMR Trust

By: \s\ Mary Reynolds
Mary Reynolds, Trustee